TransAlta Appoints Mr. John P. Dielwart to its Board of Directors

CALGARY, Alberta September 16, 2014 – TransAlta Corporation (TSX:TA) (NYSE:TAC) is pleased to announce that Mr. John P. Dielwart has been appointed to its Board of Directors effective October 1, 2014.

Mr. Dielwart held the position of Chief Executive Officer of ARC Resources Ltd. until January 1, 2013. As a founding member of the Company in 1996, Mr. Dielwart oversaw its growth and success from a start-up to a publicly traded company with a market capitalization of approximately $10 billion.

Following his retirement, Mr. Dielwart became Vice-Chairman of ARC Financial Corp. and is a member of its Investment and Strategy committee. He also represents ARC Financial Corp.’s interest on the board of Modern Resources Ltd. and Aspenleaf Energy Limited.

Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. Mr. Dielwart also spent the first five years of his career with a multinational oil and gas company. Mr. Dielwart holds a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP).

“We are very pleased to have a person of John’s calibre, experience and reputation on our Board of Directors,” said Ambassador Gordon Giffin, Chair of the Board. “John brings a wide skill set, proven track record in growth and a depth of senior leadership experience which will further compliment and strengthen our Board.”

“The evaluation of the skills and composition of our Board is an ongoing process which provides us with the opportunity to plan for succession and to continue to align the skills of our Board with the strategic direction of the Company. The additions of John and, most recently, Tom Jenkins, are part of this ongoing process”, concluded Ambassador Giffin.

TransAlta looks forward to the contributions Mr. Dielwart will make to its Board of Directors.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	North American Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
ta_media_relations@transalta.com